

David Stiffler (He/Him) · 3rd

Passionate Corporate & Community Leader Focused on Economic Inclusion

United States · Contact info

 Edward Jones

 California State University, Northridge

---

Experience

 **Director Of Community Relations**
Edward Jones · Full-time
Mar 2022 - Present · 1 mo
United States

 **Adjunct Professor**
Washington University in St. Louis
2013 - Present · 9 yrs 3 mos

Teach a variety of undergraduate and graduate courses on economic development, grantmaking and CSR.

 **President, Equifax Foundation & CSR Leader**
Equifax Inc.
Jan 2005 - Mar 2022 · 17 yrs 3 mos
St. Louis

Education

 **California State University, Northridge**
Masters, Mass Communication/Media Studies
2002 - 2004

 **University of Missouri-Columbia**
Bachelor's degree, English Language and Literature, General
2000 - 2004